SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 170th Board of Directors’ Meeting” dated on September 30, 2009.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Minutes of the 170th Board of Directors’ Meeting

September 30, 2009 (01 pages)

For more information, please contact:

Norair Ferreira do Carmo
TELESP, São Paulo, Brazil
Tel.: +55 (11) 3549-7200
Fax: +55 (11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; September 30, 2009) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 170th Board of Directors’ meeting held on September 30, 2009:

1. Date, time and venue: September 30, 2009, at 11:00 (São Paulo time), at the Company’s headquarters located at Rua Martiniano de Carvalho, 851, São Paulo - SP.

2. Attendees: Attended the meeting the Board members that signs this minute.

3. Exposed matters and Deliberations: The propose elaborated by “Diretoria de Finanças e Relações com Investidores” was approved – memo# 030/2009, of September 28, 2009, with the deliberation of the Board ad referendum of the General Shareholders’ Meeting, in accordance to the article 28 of the Company’s Bylaws, the credit of Interest on Own Capital on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of the day, on September 30, 2009, in the amount of R$400,000,000.00 (four hundred million reais), that represents a net amount, after withholding tax, of R$340,000,000.00 (three hundred and forty million reais); as of October 01, 2009 the shares will be considered as “ex-Interest on Own Capital”. The Interest on Own Capital will be accounted on September 30, 2009, and the payment will be made in a date to be determined by the Directors. Furthermore, in accordance to the decision of the Board of Directors, such Interest on Own Capital may be charged to the mandatory minimum dividend for the fiscal year of 2009 and considered as mentioned for all circumstances of the Corporate Legislation

No further matters to discuss, the meeting was concluded and the Secretary of the Company’s Board of Directors draw up this minutes, which was approved and subscribed by the attendant Board members, starting to be part of the own book.

Antonio Carlos Valente da Silva - President of the Board of Directors; Luis Antonio Malvido; Luciano Carvalho Ventura; Fernando Xavier Ferreira, Luiz Fernando Furlan; represented by Antonio Carlos Valente da Silva, through vote delegation: Enrique Used Aznar, José Maria Alvarez Pallete-Lopes – Vice-President of the Board of Directors, Fernando Abril Martorell Hernández, Francisco Javier de Paz Mancho, Guillermo José Fernández Vidal, Iñaki Urdangarín, José Fernando de Almansa Moreno-Barreda, Juan Carlos Ros Brugeras, Luis Javier Bastida Ibarguen, Miguel Angel Guitérrez Méndez, Narcís Serra Serra e Antonio Viana Baptista. Also subscribes the document the Board Secretary, Gustavo Fleichman.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 30, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director